Exhibit 99.1

Building a Data - Driven World Dr. Jurgi CAMBLONG Chief Executive Officer & Co - Founder May 12, 2023

Cautionary Notices This presentation contains statements that constitute forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this document speak only as of the date of this presentation . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this presentation to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law . No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements . No offer to sell or buy This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful . Other material information This presentation does not contain all material information about SOPHiA GENETICS SA and its subsidiaries . No representations or warranties (expressed or implied) are made regarding the completeness of the information contained in this presentation . Refer to our Securities and Exchange Commission filings for additional information about us . Market and industry data This presentation contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research . Our estimates of addressable market (or similar concepts) are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations, as well as a range of price assumptions for our products taking into account differences in panel sizes, which may change over time . Third - party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information . While we are not aware of any misstatements regarding the industry, market and competitive position data presented herein, these data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty . Research use only SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise . The information included in this presentation is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use . Please contact support@sophiagenetics . com to obtain the appropriate product information for your country of residence . 2

© SOPHiA GENETICS 2023 3 Snapshot of SOPHiA Genetics

© SOPHiA GENETICS 2023 4 The Emergence of the Cloud and AI have transformed countless of industries Financial Services Human Resources IT Security Supply Chain Retail BUT, He a l t h c a r e is lagging

© SOPHiA GENETICS 2023 Healthcare Data are Complex, Siloed and Diverse 5

© SOPHiA GENETICS 2023 Creating Network Effects in Healthcare is Difficult given non - standardized methods and sensitive data 6

© SOPHiA GENETICS 2023 Collective Intelligence all - in - One Platform to better and equally serve every patient around the world Machine Learning T e c h n olo g y A g n osti c 7 Artificial I n te ll i g e n c e Continual Learning 1,000,000+ Analyses

8 1. by 2040, 2 . https:// www.rarediseasesinternational.org/ Cancer >25 Million New Cancer Cases per Year 1 Rare Diseases ~5% of the global population suffers from a Rare Disease 2 Significantly Important for Key Diseases driven by genomic alterations

© SOPHiA GENETICS 2023 Multimodal Data Brings Objectivity into human biology and diseases

Empowering Clinical and BioPharma Customers driving the data flywheel to benefit patients Discovery Apply benefits of proprietary AI/ ML to late - stage discovery phases Development Comprehensive suite of applications backed by AI - based algorithms to aid in harmonization and reporting Deployment Expand access to genomic applications (both internal or 3 rd party) by leveraging our global network 10

Transforming Healthcare through Strategic Collaborations 11 » Generate robust insights » Break data silos » Create a collective intelligence » Accelerate adoption of precision medicine

© SOPHiA GENETICS 2023 Total Addressable Market is Significant 12 FN As of March 31, 2023

© SOPHiA GENETICS 2023 Clinical TAM Supported by a Broad Set of Disease Indications 13 Disease Indications Somatic Oncology Liquid Biopsy He m O n c Hereditary Cancers Rare and Inherited Disorders FN As of March 31, 2023

Growing with our Customers Volume 14 Central Labs © SOPHiA GENETICS 2023 C o m p r e h e n s i v e Cancer Centers Specialty Labs University Hospitals In - House Sequencing SOPHiA Patented Algorithms 1 C o n s u m p t i o n based model Interpret Data Targeted Clinical Outcomes Clinical Re p o r t i n g via a consumption based SaaS model Upload Data

BioPharma TAM is an Emerging Opportunity 15 Discovery Applying AI and ML to the proprietary data of our customers Development Powering predictive aalgorithms for better targeted drugs Deployment Entering markets worldwide with new solutions via our network

750+ Total customers (1) 430+ Core Genomics customers (1) 1.2 million+ Genomic Profiles Analyzed (1) ~77,000+ Genomic profiles analyzed in 1Q 2023 (1) 30% - 35% 2023 constant currency ex COVID revenue growth guidance (2) 37% 1Q2023 constant currency ex COVID revenue growth (2) 69% | 73% Q1 2023 IFRS gross profit margin | adjusted gross profit margin (3) ~$162M Cash, cash equivalents, & term deposits (1) FN 1 : Represents statistic as of 03 / 31 / 2023 . FN 2 : The Company is unable to provide a reconciliation of forward - looking constant currency revenue growth excluding COVID - 19 - related revenue to Revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation . FN 3 : Please refer to appendix for IFRS to adjusted gross margin reconciliation . Key Financial Metrics 16

Thank You

Amounts in USD thousands (unaudited) Three months ended March 31, 2023 Revenue $13,966 Cost of revenue ( 4 , 272 ) Gross profit $9,694 Amortization of capitalized research and development expenses (1) 432 Adjusted gross profit $10,126 Gross profit margin 69% Amortization of capitalized research and development expenses (1) 4% Adjusted gross profit margin 73% © SOPHiA GENETICS 2023 18 Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin for the Three Months Ended March 31, 2023

© SOPHiA GENETICS 2023 Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth and Constant Currency Revenue Growth Excluding COVID - 19 - Related Revenue 19 Source: SOPH FY 2022 6 - K: https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000008/sophiageneticssaq42022.htm SOPH Q1 2023 6 - K: https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000014/q12023sophiageneticssa6 - k.htm

© SOPHiA GENETICS 2023 20 Notes to the Reconciliation of IFRS to Adjusted Financials (1) Amortization of capitalized research and development expenses consists of software development costs amortized using the straight - line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives. (2) Damaged inventory write - off consists of expenses associated with the write - off of inventory that were damaged as a result of a refrigeration equipment malfunction. These expenses are not expected to be a recurring event in our business, but we expect such expenses could still be incurred from time to time. (3) Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments. (4) Share - based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy. (5) Non - cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non - cash expense, but pensions remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future. (6) Non - recurring IPO - related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

© SOPHiA GENETICS 2023 Consistent Growth in Analysis Volume accelerated momentum of analysis volume conducted on our platform going into 2023 21 COVID - 19 Analyses Total Analyses 2017 2018 2019 2020 Core Genomics Analyses (1) 2021 2022 2023 6k 11k 10k 8k 5k 6k 5k 3k 2k 17k 19k 19k 26k 27k 29k 29k 34k 36k 41k 44k 45k 46k 31k 41k 45k 0k 54k 63k 66k 66k 66k 62k 62k 71k 78k Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 So u r c e : Note: SOPH Q1 2023 6 - K https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000014/q12023sophiageneticssa6 - k.htm Includes analysis volume from all Core Genomics Customers using dry lab, bundle access, and integrated access models